Exhibit 99.1

SECTION 13(r) DISCLOSURE

The disclosure reproduced below was initially included in the annual report on Form 10-K filed with the Securities and Exchange Commission by NCR Corporation (“NCR”) with respect to its fiscal year ended December 31, 2016, in accordance with Section 13(r) of the Securities Exchange Act of 1934, as amended. NCR did not make disclosure under Section 13(r) for the fiscal quarter ended March 31, 2017. NCR may be considered to have been an affiliate of The Blackstone Group L.P. (“Blackstone”) during the fiscal quarter ended March 31, 2017, and therefore an affiliate of Hilton Grand Vacations Inc. (“HGV”) during such period. As of the date HGV filed its Form 10-Q for the quarter ended March 31, 2017 with the SEC, Blackstone had not yet filed its Form 10-Q for such period. Therefore, the disclosures reproduced below do not include information for the fiscal quarter ended March 31, 2017. HGV did not independently verify or participate in the preparation of any of these disclosures.

NCR included the following disclosure in its Annual Report on Form 10-K for the year ended December 31, 2016:

“Disclosure Pursuant to Section 13(r)(1)(D)(ii) of the Securities Exchange Act. Pursuant to Section 13(r)(1)(D)(ii) of the Securities Exchange Act of 1934, as amended, we note that, during the period from January 1, 2016 through April 30, 2016, we continued to maintain a bank account and guarantees at the Commercial Bank of Syria (“CBS”), which was designated as a Specially Designated National pursuant to Executive Order 13382 (“EO 13382”) on August 10, 2011. This bank account and the guarantees at CBS were maintained in the normal course of business prior to the listing of CBS pursuant to EO 13382. We note that the last known account balance was approximately $3,468 at April 30, 2016. The bank account did not generate interest from January 1, 2016 through April 30, 2016, and the guarantees did not generate any revenue or profits for the Company. Pursuant to a license granted to the Company by OFAC on January 3, 2013, and subsequent licenses granted on April 29, 2013, July 12, 2013, February 28, 2014, November 12, 2014, and October 24, 2015, the Company had been engaged in winding down its past operations in Syria. The Company’s last such license expired on April 30, 2016. In addition, the Company’s application to renew its license to transact business with CBS, which was submitted to OFAC on May 18, 2015, was not acted upon prior to the expiration of the Company’s last such license. As a result, and in connection with the license expiration, the Company abandoned its remaining property in Syria, which, including the CBS account, was commercially insignificant, and ended the employment of its final two employees in Syria, who had remained employed by the Company to assist with the execution of the Company’s wind-down activities pursuant to authority granted by the OFAC licenses. The Company does not intend to engage in any further business activities with CBS.”